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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0453 Fax

May 17, 2012

VIA EDGAR

Filing Room
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Market Vectors ETF Trust
Securities Act File No. 333-123257
Post-Effective Amendment No. 709
Investment Company Act File No. 811-10325
Amendment No. 713

Ladies and Gentlemen:

On behalf of Market Vectors ETF Trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 709 to the Trust’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A, together with an exhibit thereto (the “Amendment”).

The Amendment is marked to reflect all changes from the Prospectus and Statement of Additional Information filed as part of Post-Effective Amendment No. 506 to the Trust’s Registration Statement pursuant to Rule 485(a) on October 31, 2011.

In connection with the filing of the Amendment, we hereby represent, pursuant to Rule 485(b), that the said Amendment filed pursuant to Rule 485(b) under the Securities Act of 1933 does not contain any disclosures which would render it ineligible to become effective pursuant to said Rule 485(b). No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss

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